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                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            --------------------------

                                 SCHEDULE 13E-3

                                Amendment No. 2

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                POLK AUDIO , INC.
                              (Name of the Issuer)

                                POLK AUDIO, INC.
                                GEORGE M. KLOPFER
                              MATTHEW S. POLK, JR.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   730900-10-7
                      (CUSIP Number of Class of Securities)

                                GEORGE M. KLOPFER
                             CHIEF EXECUTIVE OFFICER
                                POLK AUDIO, INC.
                                5601 METRO DRIVE
                            BALTIMORE, MARYLAND 21215
                                  410-358-3600

           (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                            LAWRENCE R. SEIDMAN, ESQ.
                             PIPER & MARBURY L.L.P.
                             36 SOUTH CHARLES STREET
                            BALTIMORE, MARYLAND 21201
                                  410-576-5013


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     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [X] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]




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                                  INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Polk Audio, Inc., a Maryland corporation (the "Company") and George M. Klopfer and Matthew S. Polk, Jr., pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended and Rule 13e-3 thereunder in connection with the tender offer by the Company to purchase up to 860,000 (or such lesser number as are properly tendered) of its shares of common stock, $0.01 par value per share (the "Shares"), at a price of $12.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (d)
(1) and (d) (2) hereto respectively.

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ITEM 16. ADDITIONAL INFORMATION.

     The Offer expired at 12:00 am midnight, eastern daylight time, on April 30, 1999. Based on the final count by American Stock Transfer & Trust Company, the depositary for the Offer, 581,167 shares of the Company's common stock were properly tendered pursuant to the Offer. Under the terms of the Offer, the Company accepted for purchase and purchased all of the 581,167 shares.

     On May 4, 1999, the Company issued a press release announcing the expiration of the Offer and final results of the Offer. A copy of the press release issued by the Company on May 4, 1999, is attached hereto as Exhibit
(d)(9) and incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (d)(9) Press Release issued by the Company on May 4, 1999.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 1999


                                              POLK AUDIO, INC.

                                              By:  /s/ George M. Klopfer
                                              ----------------------------------
                                              Name:    George M. Klopfer
                                              Title:   Chief Executive Officer



                                              By:  /s/ Matthew S. Polk
                                              ----------------------------------
                                              Name:    Matthew S. Polk


                                              By:  /s/ George M. Klopfer
                                              ----------------------------------
                                              Name:    George M. Klopfer



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                                  EXHIBIT INDEX

     (d)(9) Press Release issued by the Company on May 4, 1999.